Filed by CNL Income Fund II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 333-119116

Subject Company: CNL Income Fund II, Ltd.

The attached materials are to be distributed by CNL Income Fund II, Ltd. to its limited partners.

This supplement contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect U.S. Restaurant Properties and the CNL Income Funds’ current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the U.S. Restaurant Properties stockholders or CNL Income Fund limited partners to approve the mergers and the risk that the businesses of the companies will not be integrated successfully. In addition, the ability of the combined companies to achieve the expected revenues, accretion and synergy savings also will be subject to the effects of competition, the effects of general economic conditions and other factors beyond the control of the combined companies, along with other risks and uncertainties described from time to time in public filings with the Securities and Exchange Commission.

In connection with the proposed transactions referenced below, U.S. Restaurant Properties and the CNL Income Funds have filed a preliminary joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF THESE MATERIALS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning U.S. Restaurant Properties and the CNL Income Funds at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, these materials and other documents filed by U.S. Restaurant Properties may be obtained for free by directing a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Attn: Investor Relations. In addition, these materials and other documents filed by the CNL Income Funds may be obtained for free by directing a request to CNL Income Funds at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations.

U.S. Restaurant Properties and the CNL Income Funds, and their respective directors, executive officers, general partners, other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of U.S. Restaurant Properties and the solicitation of consents from the limited partners of the CNL Income Funds in connection with the mergers. Information about the directors and executive officers of U.S. Restaurant Properties and their ownership of U.S. Restaurant Properties’ shares is set forth in the proxy statement for U.S. Restaurant Properties Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 19, 2004. Information about the general partners of the CNL Income Funds and their ownership of interests in the CNL Income Funds is set forth in the annual report on Form 10-K of each CNL Income Fund, which reports were filed with the Securities and Exchange Commission in March 2004. Investors may obtain additional information regarding the interests of such participants by reading the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available.

Investor Administration

450 South Orange Avenue

Orlando, Florida 32801-3336

tel (407) 650-1000 (866) 650-0650

www.cnlonline.com

Mailing Address:

P.O. Box 4920

Orlando, Florida 32802-4920

A Supplement to the

Second Quarter

Financial Report

June 30, 2004

To Our Limited Partners:

As discussed in the second quarter report, on August 9, 2004, the general partners of CNL Income Funds I-XVIII (the “CNL Income Funds”) announced they had entered into agreements to merge each fund with a subsidiary of U.S. Restaurant Properties, Inc. (NYSE:USV), a publicly traded real estate investment trust (REIT). Concurrent to these announcements, CNL Restaurant Properties, Inc., a REIT affiliate, stated that it had also signed an agreement to merge with U.S. Restaurant Properties, Inc. The combination of these entities, including the 18 CNL Income Funds, will create the leading restaurant real estate and financial services company in the United States.

As general partners, we have evaluated our strategic alternatives and believe that this opportunity is in the best interest of the limited partners. This merger allows us to provide liquidity to all limited partners. Under the terms of the transaction, the limited partners will receive approximately 84% of the merger consideration in cash and approximately 16% in U.S. Restaurant Properties, Inc. Series A Convertible Preferred Stock (“Preferred Stock”) that is listed on the New York Stock Exchange. For specific merger consideration on your fund, please refer to the second quarter financial report.

To complete these series of transactions and bring the companies together requires two key events: 1) review of the proxy statement by the Securities Exchange Commission (SEC), which is currently under way, and is anticipated to last through the end of this year; and 2) approval by a majority of limited partners of a minimum amount of partnerships and stockholders of the entities participating in the merger. In addition, these mergers are subject to securing adequate financing, completing a minimum number of the proposed mergers and other customary closing conditions.

The general partners of the CNL Income Funds expect to distribute the joint Prospectus/Proxy Statement to the Limited Partners early next year, and hope to complete the merger in the first quarter of 2005.

To assist you in understanding the steps and benefits of this process, we have included a list of questions that cover the main components of this transaction. If you have additional questions, please contact Client Services at (866) 650-0650.

As a result of the value created with this transaction, some private investment funds have made or will make offers to purchase your interests. Please be aware that these buyers typically offer to purchase at prices significantly below market value. As we learn of such offers, we will evaluate them and provide a recommendation to you.

We are pleased to bring you this announcement and look forward to providing you with further updates.

Sincerely,

James M. Seneff, Jr. General Partner

Robert A. Bourne General Partner

October 15, 2004

For Limited Partners & NASD Members Only

“When we created each of the CNL Income Funds, we established a goal to provide a consistent income return to our investors, even through fluctuations and instability in the restaurant real estate markets. With this transaction, we will have met that objective as well as provided liquidity to our investors. The name-brand restaurant properties that comprise the CNL Income Funds portfolios are excellent complements to the portfolios of U.S. Restaurant Properties and CNL Restaurant Properties.” — Robert A. Bourne, General Partner

•	What will I receive in the merger?

For each of your limited partnership units, you will receive approximately 84% of your merger consideration in cash and 16% in publicly traded shares of U.S. Restaurant Properties, Inc. Series A Cumulative Convertible Preferred Stock (“Preferred Stock”). The amount of the Preferred Stock was estimated using the closing price for August 6, 2004. The transaction is expected to be completed in the first quarter of 2005. For specific merger consideration payable for your interests, please refer to your fund’s second quarter financial report.

•	Who are the parties involved?

CNL Income Funds are 18 publicly held, all cash, real estate limited partnerships formed between 1986 and 1997. The Funds invest in land and free-standing buildings that are triple-net leased to operators of fast-food, family-style and casual-dining restaurants, representing nationally or regionally-recognized, top-tier chains.

U.S. Restaurant Properties, Inc. is a publicly traded, fully-integrated, self-administered and self-managed REIT. The company leases its properties on a triple-net basis primarily to operators of quick-service and full-service chain restaurants affiliated with major national or regional brands. For more information on U.S. Restaurant Properties, Inc., please visit their website at www.usrp.com.

CNL Restaurant Properties, Inc. is the largest self-advised restaurant REIT in the United States. It is also an affiliate of the general partners of the CNL Income Funds. CNL Restaurant Properties, Inc. provides a complete range of financial, real estate and advisory services to operators of national and regional restaurant chains. For more information on CNL Restaurant Properties, Inc., please visit their website at www.cnlonline.com/restaurants/.

•	Why are the general partners proposing to merge?

The CNL Income Funds general partners are proposing to merge in order to provide the limited partners with liquidity, through the receipt of cash as well as Preferred Stock listed on the New York Stock Exchange. This transaction allows us to fulfill our obligations to those limited partners whose funds are maturing.

•	What will the combined company look like after the merger?

The combined company will be traded on the NYSE as U.S. Resturant Propeties, Inc. has been in the past. The transactions will generate anticipated operating synergies by creating a larger operating base, eliminating redundancies in operations, and increasing overall financing opportunities.

The combined company’s main lines of business will include sale-leaseback financing, property management, lease and loan servicing, mergers and acquisitions, advisory services, investment and merchant banking, restaurant real estate development, and buying and selling restaurant properties in the 1031 exchange market. These lines of business are all practiced by one or more of the companies now, but their breadth will be greatly enhanced by the merger.

•	Will I continue to receive regular distributions on my CNL Income Fund units prior to the completion of the merger?

Yes. Regular distributions, consistent with past practice, are expected to be paid on your Income Fund units until the mergers are completed. Depending upon the timing of the completion of the mergers, a special prorated distribution may also be paid for the partial period ending on the day immediately prior to the effective time of the mergers.

•	What will happen if the price of U.S. Restaurant Properties, Inc. Preferred Stock changes before completion of the merger?

The ratio of what you will receive for your CNL Income Fund units is fixed. Therefore, if the price of the Preferred Stock falls prior to the completion of the mergers, what you will receive will be less valuable. On the other hand, if the price of the Preferred Stock increases, what you will receive will be more valuable.

•	Will I receive future distributions with respect to the shares of U.S. Restaurant Properties, Inc. Preferred Stock I receive in the merger?

The Preferred Stock that limited partners will receive provides for an annual cumulative dividend of $ 1.93 per share. You have the option of owning or selling your shares.

•	What are the tax consequences of the merger to me?

The mergers will be a taxable transaction to the limited partners for federal income tax purposes. You should consult your tax advisor as to the tax effect of your particular circumstances.

•	What vote is required to approve the merger?

The affirmative vote of the holders of a majority of the outstanding limited partnership units of your CNL Income Fund is required to approve that fund’s specific merger. As of the record date, the general partners and their affiliates owned less than 1% of the outstanding limited partnership units of each CNL Income Funds. The general partners and their affiliates have advised the CNL Income Funds that they intend to vote in favor of each merger.

•	When do you expect the merger to be completed?

We hope to complete the merger during the first quarter of 2005.

•	Where can I get more information on the merger?

U.S. Restaurant Properties, Inc. has filed a preliminary Form S-4 Registration Statement with the SEC that provides more details on the transactions. This is available for your review on the SEC website: www.sec.gov. In addition, we will continue to share updates with you over the coming months, and are available to answer your questions at (866) 650-0650.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801-3336

tel (407) 650-1000 (866) 650-0650

www.cnlonline.com

Mailing Address:

P.O. Box 4920

Orlando, Florida 32802-4920

To Our Limited Partners:

This report presents a financial summary for CNL Income Fund II, Ltd. (the “Partnership”) for the quarter ended June 30, 2004, and an update on recent developments for the Partnership.

PORTFOLIO UPDATE

In June 2004, Holland Joint Venture, in which the Partnership owned a 49% interest, sold its property in Holland, Michigan. It received net sales proceeds of approximately $1,399,600, resulting in a gain of approximately $638,900. As a result of the sale, the joint venture was dissolved and the Partnership received approximately $671,200 representing its pro-rata share of the liquidating distribution from the joint venture. The general partners intend to use these proceeds to add to working capital.

As of June 30, 2004, the Partnership had two closed properties, one of which is continuing to pay rent: a Checkers in Atlanta, Georgia. The tenant is currently seeking a replacement tenant or purchaser for the property. In addition, we are negotiating a contract to sell the property in Nederland, Texas.

The Partnership owned 24 properties, including interests in seven properties through joint venture or tenancy in common arrangements. The portfolio was 96% leased to operators of 16 concepts, including national chains such as Golden Corral, Pizza Hut and Wendy’s.

DISTRIBUTIONS

The Partnership has provided income for our investors for 70 consecutive quarters. From the time the Partnership commenced operations through June 30, 2004, limited partners have received cash distributions totaling $43 million, or $860 per original $500 unit, representing 172% of original capital contributions.

MERGER AGREEMENT SIGNED

We are pleased to announce that the Partnership has signed a definitive Agreement* and Plan of Merger with a subsidiary of a publicly traded company, U.S. Restaurant Properties, Inc. In addition, CNL Restaurant Properties, Inc., a real estate investment trust affiliate, will be merged with U.S. Restaurant Properties, Inc.

Under the terms of the transaction, the limited partners will receive approximately 84% of the merger consideration in cash and approximately 16% in U.S. Restaurant Properties, Inc. Series A Convertible Preferred Stock (“Preferred Stock”) that is listed on the New York Stock Exchange. This merger consideration is in addition to the cash distributions the limited partners have received from the time the Partnership commenced operations. The transaction is expected to be completed in the first quarter of 2005. Until that time, we expect to continue making quarterly distributions.

Our strategy has been to invest in long-term triple net lease properties on an all-cash basis. The following table shows your estimated distributions, sales proceeds and merger consideration per $10,000 investment.

Distributions and Merger Consideration Per Original $10,000 Investment

Regular Distributions Since Inception**	Distribution of Previous Sales Proceeds	Approximate Merger Consideration	Total
$14,753	$2,663	$5,847	$23,263

We invite you to read the enclosed supplement regarding the proposed series of transactions and the benefits it brings to the Partnership’s limited partners. Please note that the mergers are subject to approval by a majority of our limited partners and the approvals of the other entities participating in the mergers as well as other customary closing conditions.

We appreciate the opportunity to be the steward of your investment.

Sincerely,

James M. Seneff, Jr. General Partner

Robert A. Bourne General Partner

*	The proposed transactions are complex, and contingent upon certain conditions. As a result, there is no assurance that the Partnership will be successful in this transaction. We will communicate our progress in the months to come.

**	Assumes merger completion end of the first quarter, 2005.

CNL Income Fund II, Ltd.

CONDENSED BALANCE SHEETS

	June 30, 2004	December 31, 2003
ASSETS
Real estate properties with operating leases, net	$5,919,690	$6,001,896
Real estate held for sale	510,305	563,242
Investment in joint ventures	3,218,837	3,621,892
Cash and cash equivalents	1,391,652	922,370
Certificate of deposit	60,174	60,483
Receivables, less allowance for doubtful accounts of $13,644 and $28,888, respectively	458	38,192
Accrued rental income	184,907	185,490
Other assets	8,581	6,537

	$11,294,604	$11,400,102

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued expenses	$81,905	$71,534
Real estate taxes payable	18,245	21,680
Distributions payable	334,380	459,380
Due to related parties	202,024	197,248
Rents paid in advance and deposits	74,036	84,961

Total liabilities	710,590	834,803
Partners’ capital	10,584,014	10,565,299

	$11,294,604	$11,400,102

CONDENSED STATEMENTS OF INCOME

	Quarter Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Revenues:
Rental income from operating leases	$226,395	$227,308	$455,143	$453,897
Contingent rental income	—	11,070	9,062	13,326
Interest and other income	186	2,148	858	3,011

	226,581	240,526	465,063	470,234

Expenses:
General operating and administrative	58,421	43,607	124,537	101,425
Property related	3,147	1,675	3,269	4,705
State and other taxes	767	2,112	18,401	8,275
Depreciation and amortization	43,156	41,232	84,697	82,464

	105,491	88,626	230,904	196,869

Income before equity in earnings of unconsolidated joint ventures	121,090	151,900	234,159	273,365
Equity in earnings of unconsolidated joint ventures	407,468	52,157	500,981	140,713

Income from continuing operations	528,558	204,057	735,140	414,078

Discontinued operations:
Income (loss) from discontinued operations	(53,430)	17,411	(47,665)	29,184

Net income	$475,128	$221,468	$687,475	$443,262

Income (loss) per limited partner unit:
Continuing operations	$10.57	$4.08	$14.70	$8.28
Discontinued operations	(1.07)	0.35	(0.95)	0.59

	$9.50	$4.43	$13.75	$8.87

Weighted average number of limited partner units outstanding	50,000	50,000	50,000	50,000

CONDENSED STATEMENTS OF PATNERS’ CAPITAL

	Six Months Ended June 30, 2004	Year Ended December 31, 2003
General partners:
Beginning balance	$405,788	$405,788
Net income	—	—

	405,788	405,788

Limited partners:
Beginning balance	10,159,511	10,642,841
Net income	687,475	979,190
Distributions ($13.38 and $29.25 per limited partner unit, respectively)	(668,760)	(1,462,520)

	10,178,226	10,159,511

Total partners’ capital	$10,584,014	$10,565,299

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2004	2003
Net cash provided by operating activities	$591,850	$659,209

Cash flows from investing activities:
Liquidating distribution from joint venture	671,192	—

Net cash provided by investing activities	671,192	—

Cash flows from financing activities:
Distributions to limited partners	(793,760)	(1,168,760)

Net cash used in financing activities	(793,760)	(1,168,760)

Net increase (decrease) in cash and cash equivalents	469,282	(509,551)
Cash and cash equivalents at beginning of period	922,370	1,193,910

Cash and cash equivalents at end of period	$1,391,652	$684,359

Supplemental schedule of non-cash financing activities:
Distributions declared and unpaid at end of period	$334,380	$334,380

PARTNERSHIP PROPERTIES – JUNE 30, 2004

Name of Property		Total Cost of Property
Arby’s – Arvada, CO (1)		$771,941
Checkers – Atlanta, GA(2)		317,271
Checkers – Fayetteville, GA(2)		339,804
Chevys Fresh Mex – Vancouver, WA B (3)		2,265,025
Del Taco – Mesa, AZ (4)		1,096,700
Denny’s – Holland, MI	SOLD	6/11/04
Golden Corral – Smithfield, NC (5)		1,420,210
Great Clips – Lombard, IL		195,930
Hableanos Mexican Grill Restaurant – Hueytown, AL		726,289
IHOP – Memphis, TN (6)		1,510,120
IHOP – Overland Park, KS (7)		1,613,458
Jack in the Box – Lubbock, TX		638,575
Jack’s Hamburgers – Oxford, AL		476,250
KFC – Eagan, MN		575,123
Lone Star Steakhouse – Sterling Heights, MI		1,009,463
Pizza Hut – Childress, TX		205,500
Pizza Hut – Clayton, NM		240,500
Pizza Hut – Coleman, TX		198,000
Pizza Hut – Orlando, FL (8)		557,598
Pizza Hut – Santa Rosa, NM		230,500
Ponderosa – Scottsburg, IN		685,642
Popeyes – Ocala, FL		431,794
Wendy’s – Gainesville, TX		572,015
Wendy’s – Vail, CO		1,204,388
Property (formerly Golden Corral) – Nederland, TX		796,950

(1)	The Partnership owns a 33.87% joint venture interest in the restaurant property.

(2)	Acquisitions of Checkers’ sites represents underlying land only.

(3)	The Partnership owns a 37.01 % joint venture interest in the restaurant property.

(4)	The Partnership owns a 57.91 % joint venture interest in the restaurant property.

(5)	The Partnership owns a 47.00% joint venture interest in the restaurant property.

(6)	The Partnership owns a 13.38% joint venture interest in the restaurant property.

(7)	The Partnership owns a 39.39% joint venture interest in the restaurant property.

(8)	The Partnership owns a 50.00% joint venture interest in the restaurant property.